

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2018

Anthony Skiadas
Senior Vice President and Controller
Verizon Communications Inc
1095 Avenue of the Americas
New York, New York 10036

      Re: Verizon Communications Inc
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 23, 2018
          File No. 001-08606

Dear Mr. Skiadas:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Telecommunications